FOR IMMEDIATE RELEASE	June 6, 2013

Micromem Technologies Inc. Completes Private Placements

Toronto, New York, June 6, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the completion of private placements of a total of 553,346 common share units (“Units”) at a subscription price of CDN$0.16125 per Unit for gross proceeds of CDN$89,227, including (i) arm’s length private placements totalling 186,046 Units on which the Company paid a 7% finder’s fee; (ii) arm’s length private placements totalling 167,300 Units on which no finder’s fee was paid; and (iii) non-arm’s length private placements to directors of the Company or their affiliates of 200,000 Units. Each Unit comprises one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of $0.215 CDN for a period of one year.

In addition, the Company completed an arm’s length private placement totaling 156,250 Units (“USD Unit”), at a subscription price of USD$0.16 per USD Unit for gross proceeds of USD$25,000. Each USD Unit is comprised of one Common Share Warrant that may be exercised for one Common Share at an exercise price of USD$0.20 for a period of one year.

The Company also announces that it has issued 10,000 Common Shares upon a warrant exercise for total proceeds of US $1,500. These warrants were originally issued in connection with financings completed in 2011.

The proceeds from the offering will be used for general working capital purposes and the Common Shares and Warrants will be subject to resale restrictions.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                    CNSX - Symbol: MRM
Shares issued: 148,256,968
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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